Exhibit 12.1

REPUBLIC AIRWAYS HOLDINGS INC.

STATEMENT REGARDING COMPUTATION OF
RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.  For purposes of the table, “earnings” represent consolidated net income (loss) before income taxes, minority interest, discontinued operations, extraordinary gain (loss), cumulative effect of accounting change and fixed charges, as defined below.

						Six Months
		Year Ended December 31,				Ended
						June 30,
	2005	2006	2007	2008	2009	2010
Earnings(1)
Pretax income (loss) from continuing operations	$100,175	$131,409	$133,968	$137,415	$136,190	$(53,659)
Add back:
Fixed charges	104,313	140,536	173,860	201,164	223,481	138,438
Earnings as adjusted	$204,488	$271,945	$307,828	$338,579	$359,671	$84,779

Fixed charges(2)
Interest expense	$63,546	$91,128	$107,323	$131,856	$144,994	$77,627
Capitalized interest	1,904	2,021	4,056	2,205	100	-
Estimate of the interest within rent expense	38,863	47,387	62,481	67,103	78,387	60,811
Total fixed charges	$104,313	$140,536	$173,860	$201,164	$223,481	$138,438

Ratio of earnings to fixed charges(3)	1.96	1.94	1.77	1.68	1.61	0.61

(1)	Earnings include income (loss) from continuing operations before income taxes plus fixed charges.

(2)	Fixed charges include interest expense incurred and the estimated interest component of operating leases.

(3)	During the six months ended June 30, 2010 our ratio of earnings to fixed charges is less than 1.0. The dollar amount of the deficiency was approximately $53.7 million.